Pricing Supplement Dated December 6, 2002                 Rule 424(b)(3)
(To Prospectus Dated February 20, 2001)                   File No. 333-55440

                     GENERAL MOTORS ACCEPTANCE CORPORATION
                       Medium-Term Notes - Floating Rate
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Agent:                       Merrill Lynch & Co., as Principal
Principal Amount:            $65,000,000.00
Agent's Discount
  or Commission:             $406,250.00
Net Proceeds to Company:     $64,593,750.00
Initial Interest Rate:       Reset on the Issue Date (also an Interest
                             Reset Date).
Issue Date:                  12/11/2002
Maturity Date:               12/15/2005
Issue Price:                 100%
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Calculation Agent:  GMAC

Interest Calculation:
      /X/  Regular Floating Rate Note
      Interest Rate Basis: / / CD Rate            / / Commercial Paper Rate
                           / / Prime Rate         / / Federal Funds Rate
                           / / LIBOR (see below)
          /X/ Treasury Rate-The bond equivalent yield of the rate
              for the most recent auction of US T-Bills having
              maturity of 3 months as display on Telerate Page 56
                           / / Other
                              (see attached)
      If LIBOR, Designated LIBOR Page / / Reuters Page: / / or
         / / Telerate Page: 3750

Interest Reset Dates: Each March 15, June 15, September 15 and December 15, provided however, the first Interest Reset Date will be December 11, 2002.

Interest Payment Dates: Each March 15, June 15, September 15, December 15 commencing March 15,2003.

Index Maturity: 3 Months
Spread (+/-): +2.55%

Rate Cap: The interest rate on the Notes (which equals the Interest Rate Basis in effect on each Interest Reset Date plus the Spread) applicable to each Interest Period will be subject to a maximum Interest Rate of 7.75%.

Day Count Convention:
      / / Actual/360 for the period from  / /   to  / /
      /X/ Actual/Actual for the period from 12/11/02 to 12/15/05
      / / 30/360 for the period from  / /   to  / /
Redemption:
      /X/ The Notes cannot be redeemed prior to the Stated Maturity Date.
      / / The Notes may be redeemed prior to Stated Maturity Date.
      / / Initial Redemption Date:
          Initial Redemption Percentage: ___%
          Annual Redemption Percentage Reduction: ___% until Redemption Percentage is 100% of the Principal Amount.
Repayment:
      / / The Notes cannot be repaid prior to the Maturity Date.
      /X/ The Notes can be repaid prior to the Maturity Date at the option of
          The holder of the Notes. (See "Repayment Upon Death" Below)
      / / Optional Repayment Date(s):
          Repayment Price:    %
Currency:
          Specified Currency: U.S. (If other than U.S. dollars, see attached) Minimum Denominations: ___________ (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  / / Yes     /X/ No
          Total Amount of OID:        Yield to Maturity:
          Initial Accrual Period:

Form:  /X/  Book-Entry               / / Certificated

Other: /X/  Principal               / /  Agent

If as principal:
         / / The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

         /X/ The Notes are being offered at a fixed initial public offering Price of 100% of principal amount.

If as agent:
                  The Notes are being offered at a fixed initial public offering price of Xx% of principal amount.






Repayment Upon Death


These Notes are being offered subject to a "Survivor Option," as more fully discussed below.


   Pursuant to exercise of the Survivor's Option, we will, at our option, either repay or purchase any note (or portion thereof) properly tendered for repayment by or on behalf of the person (the "Representative") that has authority to act on behalf of the deceased owner of the beneficial interest in the note under the laws of the appropriate jurisdiction (including, without limitation, the personal representative, executor, surviving joint tenant or surviving tenant by the entirety of such deceased beneficial owner) at a price equal to 100% of the principal amount of the beneficial interest of the deceased owner in the note plus accrued interest to the date of such repayment, subject to the following limitations. We may, in our sole discretion, limit the aggregate principal amount of the Notes as to which exercises of the Survivor's Option will be accepted in any calendar year (the "Annual Put Limitation") to one percent (1%) of the outstanding aggregate principal amount of the Notes as of the end of the most recent fiscal year, but not less than $1,000,000 in any such calendar year, or such greater amount as GMAC in its sole discretion may determine for any calendar year, and may limit to $200,000, or such greater amount as we in our sole discretion may determine for any calendar year, the aggregate principal amount of the Notes (or portions thereof) as to which exercise of the Survivor's Option will be accepted in the calendar year with respect to any individual deceased owner or beneficial interests in the notes (the "Individual Put Limitation"). Moreover, we will not make principal repayments or purchases pursuant to exercise of the Survivor's Option in amounts that are less than $1,000, and, in the event that the limitations described in the preceding sentence would result in the partial repayment or purchase of any note, the principal amount of such note remaining outstanding after repayment must be at least $1,000 (the minimum authorized denomination of the notes). Any note (or portion thereof) tendered pursuant to exercise of the Survivor's Option may not be withdrawn.


   Each note (or portion of a note) that is tendered pursuant to valid exercise of the Survivor's Option will be accepted promptly in the order all the notes are tendered, except for any note (or portion of a note) the acceptance of which would contravene (i) the Annual Put Limitation or (ii) the Individual Put Limitation with respect to the relevant individual deceased owner of beneficial interests. If, as of the end of any calendar year, the aggregate principal amount of notes (or portions of a note) that have been accepted pursuant to exercise of the Survivor's Option during such year has not exceeded the Annual Put Limitation for the year, any exercise(s) of the Survivor's Option with respect to notes (or portions of a note) not accepted during the calendar year because acceptance would have contravened the Individual Put Limitation with respect to an individual deceased owner of beneficial interests will be accepted in the order all notes (or portions of a note) were tendered, to the extent that any such exercise would not trigger the Annual Put Limitation for the calendar year. Any note (or portion of a note) accepted for repayment pursuant to exercise of the Survivor's Option will be repaid no later than the first Interest Payment Date that occurs 20 or more calendar days after the date of acceptance. Each note (or any portion of a note) tendered for repayment that is not accepted in any calendar year due to the Annual Put Limitation, including notes that exceeded the Individual Put Limitation, will be deemed to be tendered in the following calendar year in the order in which all notes (or portions of a note) were originally tendered, unless any note (or portion of a note) is withdrawn by the Representative for the deceased owner prior to its repayment. In the event that a note (or any portion of a note) tendered for repayment pursuant to valid exercise of the Survivor's Option is not accepted, the Trustee will deliver a notice by first-class mail to the registered holder at the last known address as indicated in the Note Register, that states the reason the note (or portion of a note) has not been accepted for payment.


   Subject to the foregoing, in order for a Survivor's Option to be validly exercised with respect to any note (or portion thereof), the Trustee must receive from the Representative of the deceased owner:


     (1) an original written request for repayment signed by the Representative, and the signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank or trust company having an office or correspondent in the United States,

     (2) tender of the note (or portion of the note) to be repaid,

     (3) appropriate evidence satisfactory to the Trustee that (a) the Representative has authority to act on behalf of the deceased beneficial owner, (b) the death of the beneficial owner has occurred (i.e., an original death certificate) and (c) the deceased was the owner of a beneficial interest in the note at the time of death (i.e., a brokerage account statement),

     (4) if applicable, a properly executed assignment or endorsement, and

     (5) if the beneficial interest in the note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Trustee from such nominee attesting to the deceased's ownership of a beneficial interest in the note.

   Subject to our right to limit the aggregate principal amount of notes as to which exercises of the Survivor's Option will be accepted in any one calendar year, all questions as to the eligibility or validity of any exercise of the Survivor's Option will be determined by the Trustee, in its sole discretion, which determination will be final and binding on all parties.


   The death of a person owning a note in joint tenancy or tenancy by the entirety with another or others will be deemed the death of the holder of the note, and the entire principal amount of the note so held will be subject to repayment, together with interest accrued thereon to the repayment date. The death of a person owning a note by tenancy in common will be deemed the death of a holder of a note only with respect to the deceased holder's interest in the note so held by tenancy in common; except that in the event a note is held by husband and wife as tenants in common, the death of either will be deemed the death of the holder of the note, and the entire principal amount of the note so held will be subject to repayment. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a note, will be deemed the death of the holder thereof for purposes of this provision, regardless of the registered holder, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and trust arrangements where one person has substantially all of the beneficial ownership interest in the note during his or her lifetime.


   In the case of repayment pursuant to the exercise of the Survivor's Option, for notes represented by a Global Note, the Depositary or its nominee will be the holder of the note and will be the only entity that can exercise the Survivor's Option for the note. To obtain repayment pursuant to exercise of the Survivor's Option with respect to the note, the Representative must provide to the broker or other entity through which the beneficial interest in the note is held by the deceased owner:


     (1) the documents described in clauses (1) and (3) of the third preceding paragraph, and

     (2) instructions to such broker or other entity to notify the Depositary of the Representative's desire to obtain repayment pursuant to exercise of the Survivor's Option.

   Such broker or other entity will provide to the Trustee:


     (1) the documents received from the Representative referred to in clause
  (1) of the preceding paragraph,

     (2) a certificate satisfactory to the Trustee from such broker or other entity stating that it represents the deceased beneficial owner,

     (3) a detailed description of the note, including CUSIP, coupon rate, if any, maturity date, and

     (4) the deceased's social security number.

   The broker or other entity will be responsible for disbursing any payments it receives pursuant to exercise of the Survivor's Option to the appropriate Representative.


   A Representative may obtain the forms used to exercise the Survivor's Option from Citibank, N.A., 111 Wall Street, New York, NY 10043, Attn: Agency and Trust Group, or call (800) 422-2066 during normal business hours.